

August 5, 2014

Mr. Steeve Thibeault
Chief Financial Officer
Turquoise Hill Resources Ltd.
200 Granville Street
Suite 354
Vancouver, British Columbia V6C 1S4

> **Re: Turquoise Hill Resources Ltd.**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed March 26, 2014**
> **File No. 001-32403**

Dear Mr. Thibeault:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.2, Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page 10
(j) Exploration and evaluation, page 16

1.   We note your accounting policy states that "exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a mineral property are capitalized." We understand that exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and believe that they should be expensed as incurred. Please tell us whether you are capitalizing costs that are exploratory in nature and if so, quantify for us the amounts that

you have capitalized under your policy for each period presented. To the extent that you do not capitalize costs that are exploratory in nature, please revise your disclosure in future filings to clarify.

Note 8. Property, Plant and Equipment, page 27

2.   Your disclosure indicates that you ceased capitalization of costs associated with establishing commissioning the infrastructure of the Oyu Tolgoi mine as of May 1, 2013, the date the infrastructure was in the condition and location necessary for its intended use. Please tell us how this date corresponds with your disclosure at note 2(l) regarding the commencement of production phase. Please specify the date the production phase commenced at the Oyu Tolgoi mine and clarify when you began depleting the capitalized costs related to the mine.

Note 12. Income Taxes, page 32

3.   We note your reconciliation of the (provision) recovery of income and capital taxes for continuing operations includes a significant item in the amount of $60.3 million identified as the "Non-taxable portion of gains and losses." In order to provide investors with greater insight into this item that impacts your income tax provision, please expand your disclosure in future filings to discuss how the amount was determined and identify the significant components. Please provide draft disclosure to be included in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining